UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 22, 2009

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 23, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ADDED TO S&P/TSX COMPOSITE INDEX

June 22, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that Standard and Poor's has added Great Basin Gold to its S&P/TSX Composite Index within its "Materials" GICS sector index, effective before market open today Monday, June 22, 2009.

"We are honored to be recognized among some of the foremost materials companies in North America and to be one of the few mining companies represented in the S&P/TSX Composite Index", commented Ferdi Dippenaar, President and CEO. "This distinction is a result of the dedication and hard work by our teams in South Africa and in Nevada. We look forward to further success in the future ahead."

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

About the S&P/TSX Composite

Introduced in 1977 the S&P/TSX Composite is the headline index and the principal broad market measure for Canadian Equity markets. It includes common stock and income trust units and serves as the benchmark for the majority of Canadian pension funds and mutual funds. Constituents of the S&P/TSX Composite Index are also members of either the S&P/TSX Equity indices (the S&P/TSX Equity or the S&P/TSX Equity Completion) or the suite of indices which include income trusts (S&P/TSX Income Trust, S&P/TSX Capped REIT, The S&P/TSX Capped Energy Trust, the S&P/TSX 60, or the S&P/TSX Completion), or both. With approximately 95% coverage of the Canadian equities market, it is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies.

About Great Basin Gold

Great Basin Gold is an international mining company with two gold projects in the development stage: Hollister on the Carlin Trend in Nevada and Burnstone in the Witwatersrand Basin.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Michael Curlook in North America +1 888 633-9332
Tsholo Serunye in South Africa +27 (0)11 301-1800
Barbara Cano at Breakstone Group in the USA +1 (646) 452-2334